Filed by: Verigy Ltd.

pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LTX-Credence Corporation

Commission File No. 000-10761

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Conference Call Transcript VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call Event Date/Time: Nov 18, 2010 / 01:30PM GMT

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

CORPORATE PARTICIPANTS

Judy Davies

Verigy Ltd. - VP IR & Marketing Communications

Keith Barnes

Verigy Ltd. - Chairman & CEO

Jorge Titinger

Verigy Ltd. - President & COO

Dave Tacelli

LTX-Credence - President & CEO

Bob Nikl

Verigy Ltd. - CFO

CONFERENCE CALL PARTICIPANTS

Patrick Ho

Stifel Nicolaus - Analyst

Atif Malik

Morgan Stanley - Analyst

Satya Kumar

Credit Suisse - Analyst

Raj Seth

Cowen - Analyst

Christian Schwab

Craig-Hallum Capital - Analyst

Vernon Essi

Needham - Analyst

David Duley

Steelhead - Analyst

Gary Hsueh

Oppenheimer - Analyst

C.J. Muse

Barclays - Analyst

Mike Crawford

B. Riley & Company - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Verigy and LTX-Credence conference call. My name is Katina and I’ll be your coordinator for today. At this time all participants are in a listen-only mode. We will facilitate a question-and-answer session towards the end of this presentation. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today’s call, Ms. Judy Davies, Vice President of Investor Relations and Marketing Communications. Please proceed.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

Judy Davies - Verigy Ltd. - VP IR & Marketing Communications

Thank you, Katina. Good morning and thank you all for joining us today to discuss the combination of Verigy and LTX-Credence. With me today are Keith Barnes, Verigy Chairman and CEO; Jorge Titinger, Verigy President and COO; Dave Tacelli, LTX-Credence President and CEO; Bob Nikl, Verigy CFO; and Mark Gallenberger, LTX-Credence CFO.

Before we get started I would like to remind you that during the course of this conference call we will be making forward-looking statements. We caution you that such statements are predictions, are subject to risks and uncertainties, and do not guarantee future results, a level of activity, performance or achievements. Actual events or results may differ materially from these statements.

In any forward-looking statements in which Verigy or LTX-Credence expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Our forward-looking statements and all other statements that are not historical facts reflect our beliefs and predictions as of today.

Also, Verigy and LTX-Credence are not obligated to update forward-looking statements made during the call to reflect events or other circumstances after the date of the call. For a detailed description of these risks and uncertainties, please refer to the documents that Verigy and LTX-Credence have filed from time to time with the SEC over the past 12 months including our most recent forms 10-K and 10-Q, our current reports on Form 8-K and other SEC filings.

Please note that during this call neither company will provide commentary or updates on financial results for their recently closed fiscal quarters nor discuss the outlook or expectations for their current or future quarters.

Finally, I would like to point out that we have created a brief slide presentation that is meant to serve as a framework for today’s call. You can find the presentation in the investor section of both the Verigy and LTX-Credence websites following today’s call. With that it is now my pleasure to introduce Keith Barnes, Verigy’s Chairman and CEO.

Keith Barnes - Verigy Ltd. - Chairman & CEO

Thank you, Judy. Good morning, everyone, and thank you for joining us. By now we hope you’ve had the opportunity to read the joint press release issued earlier today announcing that Verigy and LTX-Credence have signed a definitive merger agreement. The purpose of today’s call is to provide some context regarding the merger and to explain what it means for our collective customers, shareholders and employees.

First let me say that we are pleased to announce this merger and believe that the combined company will be strong and healthy. In the past we’ve been asked by the financial community if we would ever do a large acquisition or merger, and our response has been consistent. If we were to engage in M&A of this size or this activity it would have to be strategic, financially attractive and position us to compete more successfully in the long-term. We believe that this merger achieves these goals.

This combination strengthens our competitive position and should allow us to realize significant cost synergies. On today’s call I’ll outline the terms of the agreement, talk about the combined vision of the new Company and announce the leadership team as well. Jorge Titinger and Dave Tacelli will also provide their perspective on the transaction.

Under the terms of the agreement the Company will be combined in an all stock transition — or transaction, with the equity value of approximately $438 million. LTX-Credence shareholders will receive a fixed exchange ratio of 0.96 shares of Verigy shares for each share of LTX they own.

When we first discussed the possibility of merging Verigy and LTX-Credence it was apparent to both companies that by combining our complementary strengths and product portfolios we could create a company that could better serve the worldwide semiconductor test market in more segments. We also felt that the combined Company would be very well positioned to compete for market leadership, while at the same time increasing our financial strength and creating more value for shareholders.

Verigy and LTX-Credence have a rich history of bringing test solutions to market that meet customers’ technology needs. Both companies enable customers to maximize their product delivery, profitability and competitiveness. We believe the result of this complementary merger will be a company that can more readily serve all of the major semiconductor test segments.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

Together we will offer a comprehensive and broader product offering, a large installed base of over 12,000 testers at the top IDMs, OSATs and fabless semiconductor companies; increase sales and application resources for our customers and partners; an expanded research and development team; a world-class customer support network; a talented global workforce and a strong balance sheet to invest in growth opportunities. We also expect the combined Company to release synergies of at least $25 million within 12 months of closing.

Additionally, we believe that the combined Company will have the potential to achieve annual revenues of $1 billion or more. Today we are also announcing our Board’s approval of an odd lot and share repurchase program, both of which are subject to shareholder approval at Verigy’s shareholder meeting being held to approve the merger.

When approved by shareholders we will have the authority to immediately repurchase approximately 2.3 million odd lot shares, or 4%, of our current outstanding shares held by more than 150,000 current Verigy shareholders, as well as approximately 5.9 million additional shares over the course of the year. The repurchases are expected to be funded from available cash and short-term investments.

We expect the new Company to deliver increased revenue and better profitability and be in a stronger cash position. This financial strength, combined with a broader customer base and product portfolio, will allow us to more smoothly manage our business through the inherent cyclicality of our industry. We will be bigger, we will be stronger, we will be better.

Now I’m pleased to announce the leadership team for the combined company. Upon the close of the deal, which is expected to be in the first half of calendar 2011, Verigy President and COO, Jorge Titinger, and LTX-Credence President and CEO, Dave Tacelli, will serve as co-CEOs of the new Company. Jorge and Dave have been working very closely since the inception of the merger discussions and throughout this process they have developed an excellent rapport.

As co-CEOs they will continue to work together in achieving the objectives of the combined Company. Jorge’s main focus will be on all customer facing activities including sales, support and application development. Dave’s focus will be on marketing, engineering development and supply chain operations. They will jointly own development of the business — or own the development of the business and product strategies, integration of the companies, administrative functions and the interactions with the investment community.

In addition, Bob Nikl, Verigy’s CFO, will continue as CFO and Mark Gallenberger, LTX-Credence CFO, will take the lead role, managing the integration of the two companies.

The combined company will be headquartered in Singapore with US headquarters in Cupertino, California. I will continue as Chairman of the Board of Directors which will be comprised of 12 members, seven designated by Verigy and five by LTX-Credence. The rest of the leadership team will be determined in the next 90 days.

Independent of this transaction we also announced today the final phase of succession planning that the Verigy Board and I have worked on for the past several years. As you know, as part of the first phase of that planning, Verigy hired Jorge Titinger as our COO in 2007 and in the second phase of our planning we promoted Jorge to President in June of this year.

Now as the final phase of our succession plans, I am pleased to announce Jorge’s promotion to CEO and President of Verigy effective December 31, 2010. I would like to now turn the call over to Jorge Titinger to talk about the timing of the merger and why we believe this is a good deal for the customers. Jorge?

Jorge Titinger - Verigy Ltd. - President & COO

Thank you, Keith. I’m excited about today’s announcement that Verigy is joining forces with LTX-Credence. Since Verigy spun out from Agilent Technologies over four years ago, we’ve seen the semiconductor industry go through a lot of change and, despite this, our mission has remained essentially unchanged.

We have been committed to profitably providing our customers with superior semiconductor test solutions through world class technology innovation and delivery, and to be regarded by our customers as a valued extension of their R&D, manufacturing and supply chain teams. We have been delivering on that mission. We have developed numerous capabilities for our 93K platform, we have introduced new products to address growing and emerging markets, and we have continued to support our customers at the highest levels.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

So why now? Why would we contemplate this combination when things are going well for Verigy? It is because things are going well that it makes sense to pursue this combination today.

Our success in the SoC market, particularly in CPUs, chipsets and graphics, mobile processors and integrated RF devices, combined with LTX-Credence’s success in analog, power management, MCU, stand-alone RF on automotive, creates a powerful and comprehensive product and market portfolio. Combined we will serve an entire spectrum of SoC applications and we complete the overall product portfolio with our memory testers and probe cards.

Why is this good for our customers? If you look at the best attributes of Verigy and those of LTX-Credence, we complement each other in ways that provide true potential synergies in terms of innovation, scope, strength and stability.

For example, Verigy is known for our rich heritage of innovation and scalable platform strategies, we have great relationships with the top fabless and OSAT companies, and we have a global direct sales and support organization that has been rated number one by our customers.

LTX-Credence is known for delivering cost optimized solutions with our cross-platform strategy; they serve a number of leading IDMs and have a highly successful partner, Spirox, in Taiwan and China.

Apart we are good companies, together we believe we can be great and we are excited about the possibilities that this new Company represents. The new Verigy will operate in 20 countries and have a combined work force of approximately 2,100 employees, including nearly 900 engineers. The new Company will also own a substantial patent portfolio, consisting of more than 600 issued and pending patents.

I look forward to working with Dave to ensure we realize the full potential of the new Verigy. And with that I’ll turn the call over to him so that he can share his thoughts. Dave?

Dave Tacelli - LTX-Credence - President & CEO

Thanks, Jorge. I want to begin by saying the journey we are starting today, the combining of our two companies, creates a unique opportunity to change the landscape of the ATE industry. Over the past several years our industry has experienced significant consolidation. But from a strategic perspective there was one more transaction that made sense, the combination of LTX-Credence and Verigy.

When you consider our innovative product portfolios, blue-chip list of customers, and the extensive global support network of both direct employees and value added partners like Spirox, we believe the new Company will be positioned to challenge for the top spot in the ATE industry.

In the SoC test market the merger of the two companies creates a new entity with a significant presence in each of our targeted markets. The goal is to better serve the industry through our expanded product portfolio, extending our presence in those markets where we are currently the leaders and challenging for the number one position in the entire industry.

Between Verigy and LTX-Credence’s arsenal of proven innovative and cost optimized test solutions we believe the opportunities for growth are real and achievable. Our goal will be to use the full spectrum of test solutions we offer to expand business of all customers. The bottom line is that we expect our new Company, from both a customer and product perspective, to be very well positioned for future growth.

What first caught my attention was our minimal customer overlap and complementary products. Although we do share some customers, in most cases of Verigy’s success has been in areas where LTX-Credence is not competing and vice versa. While complementary customers and products are two key reasons for the merger, there are several other important factors.

From a financial perspective we are excited about what the new Company will be able to achieve for shareholders. At LTX-Credence we’ve been very successful in developing a flexible business model and generating greater profitability. This will continue to be a focus for the new Company as we streamline operations and improve overall efficiency.

We estimate the combination of the two companies will drive efficiencies resulting in annual cost savings of at least $25 million upon completion of the integration. The new Verigy will integrate some of the best talent in the industry which will provide benefits to our customer base. The LTX-Credence and Verigy teams also have a solid history of successfully integrating and building new companies; these skills will be extremely valuable as we combine.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

Additionally, we believe that the expected strength, stability and size of the combined Company represent stronger career development opportunities for employees. As Keith said, our goal is a company that challenges our competitors for the leadership position in the industry. We at LTX-Credence firmly believe this merger will be a success and benefit our collective shareholders, customers and employees.

I am looking forward to working with Jorge and the rest of the Verigy team as we build our new company together. We are intently focused on making this transition as smooth and efficient as possible. I’d now like to turn the call back over to Keith.

Keith Barnes - Verigy Ltd. - Chairman & CEO

Thanks, Jorge and Dave. As we go through the formal process to obtain approvals by both companies’ shareholders and satisfy customary closing conditions, we understand that our customers, employees and partners will naturally have questions about the product lineup, support teams, organizational structure and business processes. We will work to answer these questions as quickly as possible, but with full consideration of what will provide the best path with the least disruption to our customers and our overall operations.

Before we open up the call to questions, I would like to provide a few comments on how the Q&A will work today. For questions relating to events leading up to the merger from a Verigy or LTX-Credence perspective, please direct your questions to Jorge, Dave or myself. For questions on the combined Company moving forward, please keep in mind that we are limited in the information we can provide at this time. On that note we would like to open it up for questions.

QUESTION AND ANSWER

Operator

(Operator Instructions). Patrick Ho, Stifel Nicolaus.

Patrick Ho - Stifel Nicolaus - Analyst

Thanks a lot and congratulations, guys, on a deal that I think will work out for both of you guys. In terms of the broader picture of the SoC market, I think in your press release you mentioned scale and the ability to compete more effectively against some of the bigger players out there. Can you describe how you’re going to bring some of that scale to your advantage?

And second question is, in terms of the cost savings — maybe more directly to Dave because you guys have shown a track record in the LTX side of things of cost cutting — what are some of the initial synergies and cost savings directly that you’ll be targeting?

Keith Barnes - Verigy Ltd. - Chairman & CEO

Okay. Thanks, Patrick. Let me answer the first one, this is Keith. In terms of scale, first of all, as we’ve said, there’s very little overlap. So we think that both companies continue to have good momentum with their individual products and so we expect that that will continue as time goes on.

In terms of additional scale in places where we can help one another, there are accounts that we are stronger in and there are accounts that LTX-Credence is stronger in, and so our ability to expand our share of wallet in those accounts is something that we look forward to. So, I think in terms of general scale, top-line expansion is a good thing to go after.

And in terms of customer support, there are areas where we have more strength and there are areas where they have more strength from a support standpoint and we believe that that will also allow us to get additional scale.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

In terms of the product — or in terms of the synergy that you’re asking for, we don’t want to go into a lot of detail today because that’s being worked out. There are obvious things that we will go after at the close of the deal — things like duplicated public company costs or facility duplication, those kinds of things, those are the obvious ones.

I know that Dave and Mark, when they did the LTX-Credence deal and drove for synergies there, they did an excellent job of getting more synergy than they originally had anticipated. So I’ll let Dave talk a little bit about that.

Dave Tacelli - LTX-Credence - President & CEO

Sure, thanks, Keith. Patrick, the first thing is, just to back up Keith’s point — when we look at the deal the synergies come in two areas, right — growth synergies which Keith has done a really good job of outlining, and we think those will be substantial. And on the cost synergy side, you find a philosophy that’s very much in alignment like manufacturing. We’re both outsource suppliers, we’re using similar outsourcer suppliers in similar locations.

You’re going to find that there are going to be synergies related to infrastructure, streamlining processes, becoming one public company versus two public companies. And what we’ve done is tried to take a picture of what that dollar savings can be and that’s why we’ve identified on the dollar savings side approximately $25 million annually and we feel pretty good about that number.

Patrick Ho - Stifel Nicolaus - Analyst

Great, thanks a lot.

Operator

Atif Malik, Morgan Stanley.

Atif Malik - Morgan Stanley - Analyst

Hi, thanks for taking my questions and congratulations to the team; I think the deal makes a lot of sense. Keith, I want to talk about the memory part of your business. I just want to know strategically how does this change your Verigy initiative in the memory market also the probe card market as that market remains soft?

Keith Barnes - Verigy Ltd. - Chairman & CEO

Yes, okay, so, today’s discussion is primarily on the deal. So, we’re going to be talking primarily about the SoC market today. But to answer your question and not ignore it, there’s no change for the memory piece of our business. We still are putting effort into the memory testers and the probe cards. I think tune in next week and we’ll be able to give you a little bit more information. But I’d kind of like to stay focused on the growth of SoC that we’re going to experience from this deal.

Atif Malik - Morgan Stanley - Analyst

Sure. And then just a follow-up. Do you expect more bidders for LTXC or are you aware of any additional bidders?

Keith Barnes - Verigy Ltd. - Chairman & CEO

No, we expect more customers but not more bidders.

Atif Malik - Morgan Stanley - Analyst

All right, thanks.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

Operator

Satya Kumar, Credit Suisse.

Satya Kumar - Credit Suisse - Analyst

Yes, hi, thanks. I’d just like a couple of things first. This combination has made sense for a long time. So I guess I’m just curious why you chose to do this acquisition at this point in time? Secondly, from a valuation standpoint it appears that you (inaudible) is a merger, on the other hand the LTX shareholders are obviously getting a significant premium here. How did you sort of arrive at the valuation that should be split between the existing Verigy and LTX shareholders?

Jorge Titinger - Verigy Ltd. - President & COO

Satya, this is Jorge. The timing of the combination, as I said in my comments, is really the sooner the better. And we see both companies at a position of strength and doing quite well and we’ve been working on this now to get it done so that we can combine forces, provide better value to our customers and at the same time start the work of integration and the leverage of both companies’ product portfolios as soon as possible.

We’ve been, as you can imagine, working on these for a while and the performance of both companies in the last several quarters is indicative of what the future can be. And we truly believe that the combination can be stronger than each company independent.

Dave Tacelli - LTX-Credence - President & CEO

On the valuation side, as two teams we’ve never looked at this as a stock price. We’ve looked at what the combined entity could be, how strong it could be, diversity of customers, diversity of products, and what each company brought to the table in terms of metrics, profitability. And we decided on, based on all those metrics, this was the right valuation. So it never was a share price or percentage premium, that’s not the way the deal was looked at, it was what each company brought to the table and how we could position ourself for growth.

Satya Kumar - Credit Suisse - Analyst

Okay, that’s interesting. Just given the premium and the lack of a second bidder I was just kind of curious how you arrived at that. As a follow-up to this, can you — do you have as a sense as to — or can you talk about what’s the timeline for the $25 million cost savings for the combined entity? And perhaps for Bob, the repurchases that you’re trying to implement now for the share repurchases, does is involve any repatriation of cash and does it have any tax implications associated? Thanks.

Keith Barnes - Verigy Ltd. - Chairman & CEO

Yes, before Bob jumps in, let me just add something to what Dave was saying. We went through multiple steps in this transaction and the premium 30 and 60 days ago was significantly lower. In the last few days there’s been a divergence of direction on the stock price, ours went up, theirs went down, so the premium expanded in the last few days.

But that having been said, we both feel that an all stock deal was good for both sets of shareholders because we’re very bullish about our future. So, I just wanted to add that to the discussion Dave was having. Bob, do you want to answer the financial question?

Bob Nikl - Verigy Ltd. - CFO

Sure, and the tail end of such is — in terms of timeline for the synergy savings, I think we said within 12 months of the close, Satya. Obviously I think we’ll be working very aggressively to accelerate that because that’s a big component of what we see as the value creation in the deal.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

As far as the odd lot repurchase program, for those that have known us since we spun out, you know at prime time I’ve shared with you the enormous number of shareholders that we have as a result of the Agilent spin. So we thought this was an opportune time to do what is effectively considered a capital reduction under Singapore law.

There are no tax issues, there are no cash repatriation issues, it just effectively gets us to reduce roughly 150,000 shareholders from the base which in and of itself not only reduces the share count, but reduces the admin cost that goes with maintaining such a large registry of shareholders. Does that help?

Satya Kumar - Credit Suisse - Analyst

That’s very helpful, Bob, thanks.

Operator

Raj Seth, Cowen.

Raj Seth - Cowen - Analyst

Hi, thanks very much. Dave and Jorge, I wonder if you could comment on how you plan to split CEO responsibilities. It’s not something we usually see, so I’m curious if you can comment on that. And then, Bob, just as a quick follow-up to your last answer, as it relates to taxes, because of your Singapore location, etc., you’ve been paying a very low tax rate. How does — and I don’t know LTX, but how does the combined tax rate, how does that likely look as you move forward and put these two companies together? Thanks.

Jorge Titinger - Verigy Ltd. - President & COO

Hi, this is Jorge. So as we mentioned during the remarks, there will be a number of things that Dave and I will own jointly — the products, roadmaps, product strategies, the actual integration of the Company, the administrative functions and all the interactions with the investment community.

And then within the area that we will have more dedicated focus, if you will, I’ll be more focused on all the activities that are related to customer interactions, and Dave will be more focused on all the activities tied to the operations of the Company. And then within the product area we’re looking at also the strengths of both companies in splitting along those lines of memory, SoC, etc.

And one of the comments that Keith made during his remarks is we’ve been working together on putting this combination, and it’s been really remarkable how aligned our views are as to the strategy and the direction that the combined Company needs to go. So it’s something that we — I believe we both are really looking forward to go drive the new Verigy in the direction of success. Do you have any more comments?

Bob Nikl - Verigy Ltd. - CFO

Yes, so, Raj, Bob. With regard to the Singapore tax model question, clearly we’ve was felt that’s been a very compelling differentiator for Verigy. The intent is to, as a new combined Singaporean company, leverage that tax model on a go-forward basis. So we would continue to view an effective tax rate for us in the very low teens as being the right way to model the tax profile of the combined Company on a go-forward basis.

Raj Seth - Cowen - Analyst

Great, thank you, that’s helpful. If I might, Keith, one quick one. I know you want to talk about the deal and you guys haven’t reported quarters, etc. Both of you have talked about strong recent results which you’ve obviously both shown.

I’m just curious if there’s any commentary you can make on the state of the industry. Obviously industry data and Teradyne’s report suggest we’ve turned down pretty sharply, at least in some segments. Any comment that you can make around where you think cyclically we are and what we’re seeing out there? Thank you.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

Keith Barnes - Verigy Ltd. - Chairman & CEO

Yes. So, I would save most of this for next week’s commentary, but I think that although the industry has seen some softening in the last few weeks, that would be characterized as kind of a seasonality situation more than a downturn. Most of the customers and people that we talk to going forward are pretty positive about 2011.

So, remember the days when we used to have seasonally weak Q1s, that’s probably what you’re seeing here with some of the companies that have already reported. But I think once you get past Q1 things will be in better shape.

Raj Seth - Cowen - Analyst

So, the kind of 30% decline that I think we’ve seen on an industry basis, at least as reported by the book to build data and Teradyne, I think, was a bit worse — that feels more like a short-term seasonal effect to you than a supply/demand imbalance of any duration? I just want to make sure I’m reading you correctly.

Keith Barnes - Verigy Ltd. - Chairman & CEO

Yes, it really does. I mean, a lot of the companies have seen five, six, seven up quarters and there’s some digestion that’s going on out there. I don’t think there’s very much in the way of excess inventory out there. People were nearly frantic about being able to get their hands on inventory a few quarters ago. And I think that this is a seasonality issue that we’re going through and I think, from at least early indications from customers, 2011 is expected to be a reasonably good year.

Dave Tacelli - LTX-Credence - President & CEO

And, Raj, this is Dave. I would echo Keith’s sentiment from our side and our customer base which differs from Verigy’s where we’re seeing and hearing the same types of things.

Raj Seth - Cowen - Analyst

Thank you for that and congratulations.

Operator

Christian Schwab, Craig-Hallum Capital.

Christian Schwab - Craig-Hallum Capital - Analyst

Great, thanks for taking my question. Congratulations on the merger. Can you please remind us — in your mind of the most recent approximate market share in the SoC and memory market for both of you guys as well as your competitors?

Keith Barnes - Verigy Ltd. - Chairman & CEO

Well, I’m not going to talk about competitors, but I’ll kind of give you a ballpark idea of how things looked for us during the first half of 2010. So, if you take a look at the top four SoC companies in the industry, which represent roughly 90% of the industry sales, and you look at their earnings announcements, Verigy in the first half of 2010, including service and support, was around 23% market share. And LTX was 13%. So, on a combined basis that would be around 36%, which would put us clearly in the number two position in the world if we were combined today.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

Christian Schwab - Craig-Hallum Capital - Analyst

Great. And then on your memory market share?

Keith Barnes - Verigy Ltd. - Chairman & CEO

So, I don’t have the memory numbers here with me, but we’ll get those by our call next week and have those available, so tune in.

Christian Schwab - Craig-Hallum Capital - Analyst

Great. And I know you guys talked about minimal significant customer overlap, but it is a dual sourced industry. Can you discuss if there are any individual customers in the SoC market where Verigy and LTX see — have dominant market share?

Keith Barnes - Verigy Ltd. - Chairman & CEO

Well, first let me answer it a different way, Christian. In the presentation that will be up on our website there — it’s up there now — following the call, there is a Venn diagram which talks about complementary customer base. And the overlapping customers obviously are in the middle of the Venn diagram, and then those customers which are stronger on the Verigy side or stronger on the LTX side are in the individual bubbles. So rather than go through those customers, take a look at that slide, anybody who’s interested, and it will give you a really good idea of what the overlaps are.

Dave Tacelli - LTX-Credence - President & CEO

Christian, the one color commentary I’d make when you look at that, or anyone looks at that chart — you’ll see customers in there that are also subcontract assembly and test. And we both do significant pieces of business with those. As you pull that out you’ll see that the overlap is quite minimal.

Christian Schwab - Craig-Hallum Capital - Analyst

Great, thank you. As far as product rationalization, you used the word “seasonality”, I guess I’d probably choose “pause” after rapid growth. Is this part of the reason for the timing, if you will, of the merger, that it’s much easier to rationalize products when, to use the words expressed earlier, people are in essence buying hand over fist and leadtimes were extending? Do you expect very minimal market share disruption given either seasonality or pause, choose the word?

Keith Barnes - Verigy Ltd. - Chairman & CEO

No, not at all. In fact, this really wasn’t a factor at all in our decision. I think more to the point, last year LTX was going through its integration with Credence, their hands were really full, they were doing a really good job of rationalizing the products in that portfolio in getting the synergies to bring the Company to stability and growing it.

So, their hands were full; our hands were full last year with the macro economic downturn moving our factory to Penang and so forth. So last year was a pretty busy year and it just didn’t make sense to take on more risk at that time. This is a very good time to be doing this and we feel that it’s a far better time than it was last year.

Christian Schwab - Craig-Hallum Capital - Analyst

Great. One last question if I may. You guys talked about a $1 billion revenue opportunity; we talked a little bit about tax rate, assuming kind of what appears might be conservative cost synergies of $25 million. Can you just give a broad range of what you think the earnings power of the combined Company is? Obviously you’ve done that work.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

Bob Nikl - Verigy Ltd. - CFO

Yes, sure, Christian. I think if you look at the strength of both of the models, we’re significantly lowering the breakeven points. My view is an average mid-cycle goal for the Company should be a minimum of about 20% operating margin. And then the rest is kind of easy because with a very low effective tax rate, which again won’t be predicated simply on an NOL position, the drop-through to the bottom line we think is quite significant.

Christian Schwab - Craig-Hallum Capital - Analyst

Great. That was very helpful. Thank you and congratulations again.

Operator

Vernon Essi, Needham.

Vernon Essi - Needham - Analyst

Thank you very much and, yes, this was a transaction that was long overdue, so congratulations on that front. Wanted to ask just in terms of what you can, I guess, provide us with your priority list of what you see as the largest challenges in the integration. Obviously, you are going to have your hands full and I would tend to think this is going to be a little bit more complex than — at least for LTX’s case — the Credence merger. Can you just discuss what you see as being the biggest priorities in terms of what you need to tackle first and foremost?

Keith Barnes - Verigy Ltd. - Chairman & CEO

Yes, I think that, first of all, there are some really good things which have already occurred. As you know, Jorge and his team last year moved our product manufacturing to Jabil and Penang. Well, that is where a large part of LTX-Credence product is already manufactured. So the good news is we don’t have to move manufacturing again. That is done, they are in the same facility as we are. And we also — they also use Plexus.

So, everything is already in Malaysia and that’s usually a big part of these kinds of transactions, these mergers is what you do with the manufacturing site? Well, that’s really great to have that behind us.

In terms of the other synergies and product rationalization and things that we’re going to do, we’re working that out over the next 90 days. And as soon as we have information to give to people we will do that. I don’t want to go into specifics here today because we’re still working a lot of that out.

Dave Tacelli - LTX-Credence - President & CEO

One of the things that I’d like to add, Vern, is when you look at the LTX-Credence merger versus now this merger with Verigy, the LTX-Credence merger was for the most part confined to North America. Although there were entities and sales and support structures around the world, it wasn’t as global a discussion or integration as this one is.

In this situation you’ve got value-added partner, for us and Spirox in Taiwan and China you get a significant presence from Verigy direct labor force in Taiwan and China. You’ve got a significant presence for development for Verigy in Germany in R&D, marketing and a host of other functions.

So, I think when you look at this integration it’s got far more global implications in how you want to align the efficiencies and structure and infrastructure and product development organizations. And that’s one of the reasons why as a team we decided to put Mark in kind of that lead integration role, because we want to make sure that we exercise all the synergies, both I’d say growth and cost, out of the equation.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

Vernon Essi - Needham - Analyst

Okay, that’s a great segue into my follow-on question. I know we’re all going to be focused on this $25 million in cost savings on a P&L basis. But to the extent you can discuss the metrics that you use for the valuation of this merger, and also what are the sort of value creation goals around that, whether it be cash flow or IRR? Are we to assume we’re going to see a much more robust return out of this combined entity than what the two were on a stand-alone basis? Or do you see there being more investments or what have you that may deter that?

Bob Nikl - Verigy Ltd. - CFO

Yes, Vern, it’s Bob, I’ll take a stab at that. I don’t know that it’s worthwhile to go through specific valuation metrics, but maybe more to the point of your question I think in terms of what sort of accretion potential do we see. To me the combination of a minimum of $25 million of synergy plus the reduction of shares that will affect through the odd lot clean up as well as the share repurchase and, oh by the way, probably a more aggressive approach to repurchase the shares in the future. I don’t think it’s unrealistic to expect accretion in the range of high teens to low 20s within about 12 months of close.

Vernon Essi - Needham - Analyst

Okay. All right, that’s helpful. Thanks a lot.

Operator

David Duley, Steelhead.

David Duley - Steelhead - Analyst

Thank you. Most of my questions have been answered, but let me give you one here. I think LTX uses Spirox in Taiwan and Verigy is direct there. Have you given thoughts about exactly what your direction is with that?

Keith Barnes - Verigy Ltd. - Chairman & CEO

Yes, Dave, we have. We’ve given a lot of thought because both are significant assets that we want to preserve. And we have already, myself and Jorge, had discussions with the executives in Spirox to start the planning process on how we could use both direct resources and Spirox as a value-added partner to enhance our business — customers we do business with today and customers we want to attack. So we have started the process, we’ve engaged Spirox and we’re committed to using both resources to grow our business.

David Duley - Steelhead - Analyst

What is the — what’s the rough headcount of the Verigy services support in Taiwan at this point?

Jorge Titinger - Verigy Ltd. - President & COO

In Taiwan specifically?

Keith Barnes - Verigy Ltd. - Chairman & CEO

Well, if you take the entire team in Taiwan it’s probably 100 people or so.

David Duley - Steelhead - Analyst

Okay. Thank you and congratulations.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

Operator

(Operator Instructions). Gary Hsueh, Oppenheimer.

Gary Hsueh - Oppenheimer - Analyst

Yes, thank you and congratulations to Jorge, congratulations to the whole LTX team. I think I have a pretty good understand of this deal. One thing I don’t get though is why is this deal being executed with all stock? It seems just a little bit unfavorable for Verigy shareholders.

Can you walk me through why it’s an all stock transaction? And maybe why you didn’t deploy some of the cash from the odd lot and repurchase program and just directly using that cash to buy LTX? Why is this an all stock deal? And was this any different at the inception of the discussions with LTX-Credence?

Keith Barnes - Verigy Ltd. - Chairman & CEO

Yes, let me start with our explanation and I’ll let Dave jump in afterwards. We actually talked about using some cash in the deal and I think both sides preferred to go to stock because they feel very strongly about the upside of the stock. So, that’s how we got to the place we did; we could have used cash in the transaction, but both sides wanted to take advantage of the upside. So, that’s how we got to where we are today. And if you want to comment on the LTX merger you can.

Dave Tacelli - LTX- Credence - President & CEO

Yes, very simple and Keith said it best, we wanted both shareholders to share in the upside. We see tremendous upside in the stock not only through the growth but also through the cost synergies. It just made sense to do it that way.

The other thing is we wanted to deploy as a team the cash to help with the dilution. And you’ve heard about odd lot, you’ve heard about share repurchase. So, we’re using both the assets, we’re using the shares to get everyone their piece of the pie and also the cash to help with the dilution. So, I think we are deploying the cash, it’s just in a different way.

Gary Hsueh - Oppenheimer - Analyst

Okay, great, thanks for that detail. And just on terms of product specifics, I was wondering if you could kind of talk about how the chips might fall between the D10 and the V101. I know you have pretty discreet and different composition of customers, but in terms of the thrust of future growth, I think there was a little bit of convergence with MCU and wafer probe with the D10 and V101. Could you discuss how the chips might fall in terms of those two products consolidating?

Jorge Titinger - Verigy Ltd. - President & COO

Gary, this is Jorge. So, at this moment we have not had detailed discussions. As we start looking at integration we will be looking at the whole product portfolio and which products are targeted at what customers. And a lot of the purpose of this portion is to really drive growth synergies and we’ve talked about cost synergies. And so we will look at the entire portfolio products on both sides and make decisions on that shortly after the conclusion of the deal.

Gary Hsueh - Oppenheimer - Analyst

Okay, thanks, Jorge. Just a quick follow-up to that. Does the $25 million in cost synergies require any test platform consolidation between the two companies?

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

Jorge Titinger - Verigy Ltd. - President & COO

No.

Gary Hsueh - Oppenheimer - Analyst

Okay, thank you.

Operator

C.J. Muse, Barclays.

C.J. Muse - Barclays - Analyst

Good morning, thank you for letting me ask a question. I guess first one on the transaction terms. I’m a little curious, I guess, in terms of how you structured the deal in terms of announcing two potential options. So I guess can you explain why that is and what the deciding factor will be on how you proceed?

Bob Nikl - Verigy Ltd. - CFO

Oh, yes, C.J., it’s Bob. So, one thing about being a Singapore domiciled company, it does tend to make life a little bit more complicated. So, by structuring it in this particular way we afford ourselves the flexibility to make sure the construct of the deal from a legal standpoint and how do we migrate the IP of LTXC doesn’t trip us up from a timeline perspective. So, it’s simply a legal accommodation to make sure we have more than one path to get to the finish line.

C.J. Muse - Barclays - Analyst

Okay, makes sense. And I guess second question, now that you guys have scoured each other’s books, I’m curious on one thing. LTX margins historically have been 10 plus percent points higher both on gross and operating than Verigy’s. And I guess I’m curious, anything that you’ve learned in terms of their numbers and looking at your business model and seeing opportunities to drive your margins closer to the LTX model?

Dave Tacelli - LTX-Credence - President & CEO

C.J., the thing that I would say as we’ve kind of shared a lot of data is a lot of the markets we serve have in the past generated higher margins. Moving forward we hope that the leverage of consolidated manufacturing that Keith pointed to earlier will actually help us drive better margins across the board. But I think our margins have been higher mainly because of some the markets we serve versus some of the markets Verigy serves.

C.J. Muse - Barclays - Analyst

Okay. And I guess in terms of consolidated manufacturing, is that really just getting better pricing from Jabil or what do you mean by that?

Dave Tacelli - LTX-Credence - President & CEO

I think it’s potentially getting better prices from all our suppliers depending on the volume and how we locate that volume.

Keith Barnes - Verigy Ltd. - Chairman & CEO

Yes, this effectively increases our volume by 50% more. So, we should be able to drive for higher cost synergy and other opportunities in the manufacturing area.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

Dave Tacelli - LTX-Credence - President & CEO

Yes, we may be able to — a good thing to point out is because we’re domiciled in the same facility, now we can use one purchasing team instead of two. Now we can use one support supervisory team versus two. So, we’ll also get reductions in what I’ll call the fixed overhead of having two separate accounts versus one now.

C.J. Muse - Barclays - Analyst

Makes sense. And I guess last question, on the share repurchase, I just wanted to clarify, in terms of the total amount that the Board has approved and now you’re asking for shareholder approval, what is the timeline of share repurchase once that approval is given? Is that set at 12 months for the full repurchase or is that something to be determined over time?

Bob Nikl - Verigy Ltd. - CFO

No, I think the goal is to get it all completed within as quick a time period as possible. Obviously there are NASDAQ constraints as to how much you can buy on any given day. But the way I see this playing out is the odd lot clean up probably is the fastest and most immediate. And then the overall 10% share repurchase plan will be somewhat time faced. But I would think we should be able to get that cleaned up within two to four months of closing of the transaction.

C.J. Muse - Barclays - Analyst

On just the odd lot or the 10% as well?

Bob Nikl - Verigy Ltd. - CFO

The 10% as well.

C.J. Muse - Barclays - Analyst

Great, thank you.

Operator

Mike Crawford, Bridal (sic) & Company.

Mike Crawford - B. Riley & Company - Analyst

Thanks, B. Riley & Company. Two questions — first, okay, you talked about a low teens tax profile given the Singapore domicile. But what about the LTX tax attributes? Are there going to be some additional tax benefits beyond that?

Bob Nikl - Verigy Ltd. - CFO

The attribute would be how do we best monetize the NOLs that they have on their books today. Similar to when we spun out of Agilent, there is a cash tax cost to move IP to Singapore. So, our planning assumes that we’ll be able to utilize a significant portion of their existing NOLs in order to move the IP with little or no cash tax cost. But that’s still a work in progress process, obviously nothing’s simple about tax. But longer term it would be the Singapore tax model that drives the lower ETR, not the consumption of NOLs.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

Mike Crawford - B. Riley & Company - Analyst

Okay, thank you. And then the second question unrelated is — relates to tools. So LTXC has had this strategy of — this flexible strategy of being able to move one tool from one platform to another up-and-down, a very flexible approach. And I’m wondering how difficult it would be to move those tools to a Verigy platform?

Jorge Titinger - Verigy Ltd. - President & COO

Yes, this is Jorge. So, clearly we see that ability the way that LTX has done their products as something very positive. And so, when we look forward to, again, the strength of the product portfolio, we look to leverage IP across all of our platforms so we are going to start looking at instruments that could go on the 93K as well as capabilities from our product portfolio that could go into the current LTX products. So definitely we want to leverage that capability into the whole product portfolio going forward.

Mike Crawford - B. Riley & Company - Analyst

Okay, thank you.

Operator

Patrick Ho, Stifel Nicolaus.

Patrick Ho - Stifel Nicolaus - Analyst

Actually my question on the NOLs was answered. Thank you.

Judy Davies - Verigy Ltd. - VP IR & Marketing Communications

Katina, I think we can wrap up the call.

Operator

Ladies and gentlemen, this will conclude our question-and-answer session. I would now like to turn the call back to Ms, Judy Davies for closing remarks.

Judy Davies - Verigy Ltd. - VP IR & Marketing Communications

Thank you, Katina. For those of you who wish to listen to a playback of today’s conference call, an audio recording of the call will be available from both companies’ Investor Relations websites later today. Alternatively, you can listen to a phone replay by calling 888-286-8010 and using pass code 115-44361.

30 a.m. Pacific Time today and ending at noon Pacific Time on Thursday, December 2. Thank you all again for joining us today. Katina?

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes your presentation. You may now disconnect. Good day.

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

Additional Information and Where You Can Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Verigy and LTX-Credence. In connection with the transaction, Verigy and Holdco will file a registration statement on Form S-4 with the SEC containing a joint proxy statement/prospectus. The joint proxy statement/prospectus will be mailed to the shareholders of Verigy and LTX-Credence. Investors and shareholders of Verigy and LTX-Credence are urged to read the registration statement and joint proxy statement/prospectus when it becomes available because it will contain important information about Verigy, Holdco, LTX-Credence and the proposed transaction. The registration statement and joint proxy statement/prospectus (when they become available), and any other documents filed by Verigy, Holdco or LTX-Credence with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Verigy and LTX-Credence by contacting, respectively, Verigy Investor Relations by e-mail at judy.davies@verigy.com or by telephone at 1-408-864-7549 or by contacting LTX-Credence Investor Relations by e-mail at rich_yerganian@ltxc.com or by telephone at 1-781-467-5063. Investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. Verigy, LTX-Credence and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in favor of the proposed transaction. Information about the directors and executive officers of Verigy and LTX-Credence and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus. Additional information regarding the Verigy directors and executive officers is also included in Verigy’s proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on February 23, 2010. As of February 12, 2010, Verigy’s directors and executive officers beneficially owned approximately 1,595,151 shares, or 2.7 percent, of Verigy’s ordinary shares. Additional information regarding the LTX-Credence directors and executive officers is also included in LTX-Credence’s proxy statement for its 2011 Annual Meeting of Stockholders, which was filed with the SEC on November 8, 2010. As of September 30, 2010, LTX-Credence’s directors and executive officers beneficially owned approximately 1,940,204 shares, or 3.9 percent, of LTX-Credence’s common stock. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Verigy and LTX-Credence, respectively, at the e-mail addresses and phone numbers listed above.

Cautionary Statement Regarding Forward-Looking Statements

This call transcript contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about the expectation that the combined company will be positioned to compete more successfully long term; the combined company has a strengthened competitive position and should allow the combined company to realize significant cost synergies; expectations about the leadership of the combined company; expectations about the combined company’s board composition; the value to shareholders; the ability of the combined company to better serve the worldwide semiconductor test market in more segments; the position of the combined company to compete for market leadership, while at the same time increasing its financial strength and creating more value for shareholders; the ability of the combined company to more readily serve all of the major semiconductor test segments; potential synergies, including the timing of the realization of such synergies; potential revenues of the combined company; expectations about the odd lot and share repurchase program; the ability of the combined company to deliver increased revenue and better profitability and be in a stronger cash position; the expectation that the expected

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Nov 18, 2010 / 01:30PM GMT, VRGY - Verigy and LTX-Credence to Merge, Creating a Leader in Semiconductor Test Solutions - Conference Call

financial strength of the combined company, combined with a broader customer base and product portfolio, will allow the combined company to more smoothly manage its business through the inherent cyclicality of its industry; the expected focus of the leadership of the combined company; our expectations about the ability of the combined company to deliver significant value to its customers; expectations about the size, the geographic locations and the number of employees of the combined company; the ability of the combined company to change the landscape of the ATE industry; the goal of the combined company to better serve the industry through its expanded product portfolio, extending is presence in certain markets and challenging for the number one position in the entire industry; our goal to use the full spectrum of test solutions to expand business of all customers; our expectation that the combined company, from both a customer and product perspective, will be well positioned for future growth; expectations about the focus of the combined company; expected cost savings resulting from the transaction; our expectations about the ability of the combined company to deliver significant value to our customers, shareholders and employees; expectations regarding career development opportunities for employees; potential synergies, including the timing of the realization of such synergies; expectations about the market position of the combined company; and other statements regarding the proposed transaction. Any statements that are not statements of historical fact (including statements containing the words “believes,” “should,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Verigy and LTX-Credence do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Verigy or LTX-Credence expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Verigy and LTX-Credence shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Verigy and LTX-Credence generally, including those set forth in the filings of Verigy and LTX-Credence with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Verigy and LTX-Credence are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward-looking statements as a result of developments occurring after the date of this call transcript.